5-81026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

06037109

FORM CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Patrick Corporation Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Computershare Investor Services LLC
Toll Holdings Limited
C/ - Charisse Chaney
2 North LaSalle Street
Chicago IL 60602
United States of America
Phone: +1 312 588-4992
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 30, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	Notice delivered to U.S. Shareholders with the Bidder's Statement dated September 15, 2005*
2	Bidder's Statement dated September 15, 2005*
3	Supplemental Bidder's Statement dated November 2, 2005**
4	Supplemental Bidder's Statement dated November 11, 2005**
5	Supplemental Bidder's Statement dated November 24, 2005**
6	Supplemental Bidder's Statement dated February 3, 2006**
7	Supplemental Bidder's Statement dated February 17, 2006**
8	Supplemental Bidder's Statement dated March 6, 2006**
9	Supplemental Bidder's Statement dated March 22, 2006**
10	Supplemental Bidder's Statement dated April 6, 2006***
11	Supplemental Bidder's Statement dated April 21, 2006****
12	Supplemental Bidder's Statement dated May 12, 2006

* Previously furnished on Form CB on October 3, 2005.
** Previously furnished on Amendment No. 1 to Form CB on March 23, 2006.
***Previously furnished on Amendment No. 2 to Form CB on April 6, 2006.
****Previously furnished on Amendment No. 3 to Form CB on April 21, 2006.

Item 2. Informational Legends.

The required legends are included under the heading "Offers outside Australia" in the Bidder's Statement dated September 15, 2005 or in the Notice delivered to U.S. Shareholders therewith.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III. CONSENT TO SERVICE OF PROCESS AND UNDERTAKING

A written irrevocable consent and power of attorney on Form F-X was filed by the bidder with the Commission on October 3, 2005.

The bidder undertakes to provide, upon the request of any U.S. holder or the Commission staff, an opinion of an independent expert stating that the cash consideration offered to U.S. holders is substantially equivalent to the value of the consideration offered security holders outside the United States.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOLL HOLDINGS LIMITED

(Signature)

Mr Bernard McInerney, Company Secretary
(Name and Title)

May 15, 2006
(Date)

Exhibit 12

TENTH SUPPLEMENTARY BIDDER'S STATEMENT

Toll now:

- owns **more than 50%** of Patrick Shares
- has declared its Offer **unconditional**
- has **control** of Patrick's Board

ACCEPT

TOLL'S OFFER NOW

to acquire all of your fully paid ordinary shares in

PATRICK CORPORATION LIMITED

ACN 008 660 124

TOLL HOLDINGS LIMITED

ACN 006 592 089



This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) (**Corporations Act**) and notice under section 624(2) of the Corporations Act. It is the Tenth supplementary bidder's statement (**Tenth Supplementary Bidder's Statement**) issued by Toll Holdings Limited ACN 006 592 089 (**Toll**) in connection with Toll's off-market takeover bid to acquire all issued shares in Patrick Corporation Limited ACN 008 660 124 (**Patrick**) contained in Toll's bidder's statement dated 15 September 2005 (**Bidder's Statement**). This Tenth Supplementary Bidder's Statement supplements, and must be read together with, the Bidder's Statement, the first Supplementary Bidder's Statement dated 2 November 2005, the second Supplementary Bidder's Statement dated 11 November 2005, the third Supplementary Bidder's Statement dated 24 November 2005, the fourth Supplementary Bidder's Statement dated 3 February 2006, the fifth Supplementary Bidder's Statement dated 17 February 2006, the sixth Supplementary Bidder's Statement dated 6 March 2006, the seventh Supplementary Bidder's Statement dated 22 March 2006 (**Seventh Supplementary Bidder's Statement**), the eighth Supplementary Bidder's Statement dated 6 April 2006, and the ninth Supplementary Bidder's Statement dated 21 April 2006 (together, the **Earlier Statements**). Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Tenth Supplementary Bidder's Statement.
This Tenth Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Earlier Statements.

12 May 2006

Dear Patrick Shareholder,

We are pleased to inform you that Toll has now acquired over 50% of Patrick Shares, has declared its Offer unconditional and now has control of Patrick's Board. As at 11 May 2006, Toll had direct and IAF acceptances for 60.71% of Patrick Shares.

Patrick's former Chairman, Mr Peter Scanlon has accepted Toll's Offer for his entire 6.5% shareholding. We encourage all Patrick Shareholders to accept Toll's Offer as soon as possible.

Toll's Offer Consideration will be sent to Patrick Shareholders[1] who accept Toll's Offer within 5 business days of their acceptance being processed. If Toll becomes the owner of 80% or more of the Patrick Shares, partial CGT scrip-for-scrip rollover relief should be available to Patrick Shareholders who would otherwise make a capital gain in respect of the disposal of the Patrick Shares – see Section 14 of the Bidder's Statement for further information.

Toll intends to compulsorily acquire all outstanding Patrick Shares if it becomes entitled to do so. If this occurs and you have not accepted Toll's Offer, then you will receive the Offer Consideration at the conclusion of this process, which typically takes at least one month.

In accordance with the Corporations Act, the closing date of Toll's Offer has been automatically extended to **7:00pm** on **25 May 2006**.

To accept Toll's Offer you should follow the instructions on the Acceptance Form enclosed with this document or call the Toll Offer Information line on **1300 769 346** (within Australia) or **+61 3 9415 4005** (outside Australia).

1. Automatic Extension of Closing Date

Toll hereby gives notice under section 624(2) of the Corporations Act (as modified by ASIC – refer Section 4.2) that, as a consequence of Toll's voting power in Patrick exceeding 50%, the closing date for Toll's offer has been automatically extended to **7:00pm** on **25 May 2006**.

2. Offer Unconditional

As a consequence of the aggregate of Toll's relevant interest in Patrick Shares and acceptance instructions received under the IAF exceeding 50.1%, Toll declared its Offer unconditional on 11 May 2006 by notice to Patrick and ASX in accordance with Section 650F of the Corporations Act.

3. Cranes

On 11 May 2006, a Patrick Change in Control Event (and hence a Patrick Trigger Event) occurred within the meaning of the CRANES terms. Patrick intends to exercise its right to convert all CRANES to Patrick shares. Given the short period between CRANES holders receiving their new Patrick shares (on the conversion of their CRANES) and the close of Toll's Offer, Toll will send to each CRANES holder a form that will enable CRANES holders to direct Toll to process their acceptance of Toll's Offer in respect of their new Patrick shares. Formal notices from Patrick and further information about the conversion of the CRANES will be sent to each CRANES holder.

[1] Foreign Patrick Shareholders who accept the Offer will receive the Offer Consideration once the nominee has sold the Toll Shares to which they would otherwise be entitled pursuant to Section 16.11 of the Bidder's Statement.

4. Other Information

4.1. Macquarie Bank Withdrawal

On 9 May 2006, Macquarie Bank Limited announced that it would not proceed with the possible offer for Patrick referred to in its announcement on 5 May 2006.

4.2. ASIC Modification

On 11 May 2006, ASIC granted Toll a modification to section 624(2) of the Corporations Act which permitted Toll to count acceptances received under its IAF towards the 50% threshold which automatically extends a takeover offer by 14 days. The modification added the following words at the end of section 624(2) of the Corporations Act:

> 'For the purposes of calculating the bidder's voting power in paragraph (2)(b) within the last 7 days of the offer period, the bidder is taken to have voting power in voting shares in respect of which an acceptance form and/or custodian direction that indicates a target shareholder's intention to accept the offer once it is or will become unconditional is held by the acceptance collection agent under an acceptance facility relating to the bid.'

4.3. SembLog

As set out in Section 6 of the Seventh Supplementary Bidder's Statement, Toll made a takeover bid for SembLog, one of Asia's premier logistics providers, as part of Toll's strategy of becoming the leading integrated logistics company in the Asian region. Toll has now received acceptances for more than 90% of the shares in SembLog and has commenced compulsory acquisition of the remaining SembLog shares.

4.4. Board and Management Appointments

On 11 May 2006, all Patrick Directors resigned and Toll's Managing Director Mr Paul Little, Executive Director Mr Mark Rowsthorn, and Chief Financial Officer Mr Neil Chatfield were appointed to the Patrick Board. Mr Little was elected Chairman and Mr Bernard McInerney, Toll's Company Secretary, was appointed as a company secretary of Patrick (in addition to Patrick's current secretary, Mr William Hara). Mr Chatfield and Mr McInerney will be appointed to the Pacific National Board as Patrick's nominees. Toll expects to announce an interim CEO for Pacific National shortly to take over day-to-day operational control. Mr Little, Mr Rowsthorn and Mr Chatfield will be Patrick's nominees on the Virgin Blue Board.

4.5. Approval of Tenth Supplementary Bidder's Statement and Notice

This Tenth Supplementary Bidder's Statement and the notice pursuant to section 624(2) of the Corporations Act herein have each been approved by resolutions passed by all of the Directors of Toll (other than Mr Lucas – see Section 15.2 of the Bidder's Statement). This Tenth Supplementary Bidder's Statement and the notice pursuant to section 624(2) of the Corporations Act herein are each dated 12 May 2006.

Signed for and on behalf of Toll Holdings Limited.

Paul Little
Managing Director
Toll Holdings Limited

Mr Neil Chatfield
Director
Toll Holdings Limited

A copy of this Tenth Supplementary Bidder's Statement was lodged with ASIC and sent to Patrick on 12 May 2006. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Tenth Supplementary Bidder's Statement.

Information for US Holders

Foreign Patrick Shareholders should note that part of the consideration under the Offer is securities of Toll, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in the US and other countries. The financial statements included in this Tenth Supplementary Bidder's Statement and any such statements in the Earlier Statements have been prepared in accordance with Australian Accounting Standards and, to the extent that information is available, AIFRS, which were effective from 1 July 2005 for Toll and the Merged Group. These may not be directly comparable to the financial statements of US or other foreign countries. Foreign Patrick Shareholders should be aware that Toll may purchase Patrick Shares otherwise than pursuant to this Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

It may be difficult for foreign Patrick Shareholders to enforce their rights and any claim they may have arising under US federal securities laws, since Toll is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Foreign Patrick Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

The securities referred to in this Tenth Supplementary Bidder's Statement and the Earlier Statements have not been and will not be registered under the U.S. Securities Act of 1933, as amended **(Securities Act)**, or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act. The Bidder's Statement, including the supplements thereto, does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

Toll has filed this Tenth Supplementary Bidder's Statement and the Earlier Statements with the U.S. Securities and Exchange Commission **(SEC)**, under cover of Form CB. Investors and holders of Patrick securities are strongly advised to read the Bidder's Statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Copies of the documents filed with the SEC are available at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Patrick has issued a target's statement and two supplementary target's statements in connection with the Offer which investors and holders of Patrick securities are strongly advised to read.



Toll Holdings Limited ACN 006 592 089